                                                             Exhibit 99.2


                             [HEATH CARE REIT LOGO]

F O R    I M M E D I A T E    R E L E A S E

                                                   January 10, 1997
                                                   For more information contact:
                                                   Erin Ibele - (419) 247-2800
                                                   Ed Lange - (419) 247-2800

                        HEALTH CARE REIT, INC. ANNOUNCES
                        EXERCISE OF OVER ALLOTMENT OPTION

Toledo, Ohio, January 10, 1997..... HEALTH CARE REIT, INC. (NYSE/HCN) announced today that the underwriters' for the company's December 18, 1996 offering of 2,200,000 common shares have exercised an over allotment option to purchase 330,000 additional common shares at a purchase price of $23.875 per share. As a result of this exercise, the offering has been increased to 2,530,000 shares at a total purchase price of $60,403,750.

Alex. Brown & Sons Incorporated acted as the Manager of the underwriting group, and Smith Barney Inc. and EVEREN Securities, Inc. acted as Co-Managers. The net proceeds will be used to invest in additional health care properties.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. At December 31, 1996, the company had investments in 137 health care facilities in 28 states.